09056242

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23684

FEB 27 2009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2008 (MM/DD/YY) AND ENDING 12-31-2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Baker Group LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1601 NW Expressway, Suite 2000
(No. and Street)

Oklahoma City (City) Oklahoma (State) 73118 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathryn Wilson, CFO 405-415-7272
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD. LLP
(Name – *if individual, state last, first, middle name*)

211 N Robinson, Suite 600S (Address) Oklahoma City (City) Oklahoma (State) 73102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

The Baker Group LP

Accountants' Report and Financial Statement

December 31, 2008

BKD LLP
CPAs & Advisors

State of Oklahoma)
) ss:
County of Oklahoma)

OATH OR AFFIRMATION

I, Douglas W. McQueen, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to the firm of The Baker Group LP as of December 31, 2008, are true and correct. I further affirm that neither The Baker Group LP nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

SKOSHI HERON NOTARY # 03010500 EXP. 08/04/11 PUBLIC STATE OF OKLAHOMA

Notary Public #03010500
Commission expires on August 4, 2011

Douglas W. McQueen
Chairman and President

The Baker Group LP
1601 Northwest Expressway, Suite 2000
Oklahoma City, Oklahoma 73118-1426
Telephone: (405) 415-7200
FINRA Member

The Baker Group LP

December 31, 2008

Contents

BKD LLP
CPAs & Advisors

Two Leadership Square
211 N. Robinson, Suite 600
Oklahoma City, OK 73102-9421
405.842.7977 Fax 405.600.9799 www.bkd.com

Independent Accountants' Report

Board of Directors
The Baker Group LP
Oklahoma City, Oklahoma

We have audited, in accordance with auditing standards generally accepted in the United States of America, the statement of financial condition of The Baker Group LP as of December 31, 2008, and the related statements of income (not presented herein), changes in partners' capital (not presented herein) and cash flows (not presented herein) for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and in our report dated February 23, 2009, we expressed an unqualified opinion on those financial statements.

In our opinion, the financial information set forth in the accompanying condensed financial statement is fairly stated, in all material respects, in relation to the financial statements from which it has been derived.

As discussed in *Note 10,* in 2008 the Partnership adopted Statement of Financial Accounting Standards No. 157 as its method of accounting for fair value measurements.

BKD LLP

Oklahoma City, Oklahoma
February 23, 2009

The Baker Group LP

Statement of Financial Condition

December 31, 2008

Assets

Cash and cash equivalents	$ 284,008
Cash and securities segregated under federal and other regulations	163,463
Receivables from brokers and dealers	3,583,502
Receivables from customers	56,862,919
Securities owned, at fair value	19,630,638
Property and equipment at cost, net of accumulated depreciation of $2,154,362	174,968
Cash surrender value of life insurance policies	351,790
Other assets	2,694,674
	$ 83,745,962

Liabilities and Partners' Capital

Payable to clearing bank	$ 51,504,755
Due to broker	4,920,625
Securities on repurchase agreements	7,390,199
Accrued liabilities	5,895,039
Total liabilities	69,710,618
Partners' capital	
General partner	7,689,571
Limited partners	6,345,773
Total partners' capital	14,035,344
	$ 83,745,962

The Baker Group LP

Notes to Financial Statement

December 31, 2008

Note 1: Nature of Operations and Significant Accounting Policies

Nature of Operations

The Baker Group LP (the Partnership) is registered under the Securities Exchange Act of 1934 (the Act) as a general securities broker and dealer.

The Partnership provides broker-dealer services for its clients, which consist predominately of community banks located in approximately 30 states. The Partnership engages in consulting and investment advisory functions in addition to its broker-dealer operations.

The Partnership consists of a general partner, James Baker Group, Inc. (JBG) and Class A and Class B limited partners. The Class A limited partner, which holds a voting interest in the Partnership, is comprised solely of The Baker Group Software Solutions, Inc. (BGSSI). The Class B limited partners have nonvoting interests and the interests are issued in three series, the Class B Series I interests, the Class B Series II interests and the Class B Series III interests. The Class B Series I partners may be comprised of state banking associations, and the Class B Series II and III partners are individuals, some of whom also own JBG and BGSSI. Class B Series II and Class B Series III limited partners may withdraw capital upon written notice after the capital has been held for one year. Capital contributions by partners are made on a discretionary basis. Any dilution, as a result of these discretionary contributions may be avoided at the option of the diluted partner(s) through additional contributions.

Net income of the Partnership is allocated as follows:

- Class A limited partner interest receives the sum of an amount equal to the federal long-term rate, as defined, multiplied by its weighted-average balance of its capital contribution account.
- Class B Series I interests receive an amount equal to the federal short-term rate multiplied by the applicable weighted-average balance outstanding during the period and an amount equal to a percentage of the business derived by the Partnership from members of each respective state banking association, as defined.
- Class B Series II interests receive an amount equal to the prime rate plus 0.5% multiplied by the average daily capital balance during the calendar quarter of the fiscal year.
- Class B Series III interests receive an amount at the discretion of the general partner.
- Thereafter to the general partner.

The financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the Act, as no such liabilities existed at December 31, 2008, or during the year then ended.

Use of Estimates

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Partnership considers all liquid marketable securities with an original maturity of less than three months to be cash equivalents. At December 31, 2008, the Partnership held no cash equivalents.

The financial institution holding the Company's cash accounts is participating in the FDIC's Transaction Account Guarantee Program. Under that program, through December 31, 2009, all noninterest-bearing transaction accounts are fully guaranteed by the FDIC for the entire amount in the account.

Securities Transactions

Securities transactions are recorded on the trade date, as if they had settled. Securities owned are valued at fair value with the resulting difference between cost and fair value included in income for the period. The valuation of securities often requires judgments and estimates. The valuation is as of a specific date and such values may change significantly due to changes in interest rates, the credit quality of the issuer of the security or other market factors.

Securities on Repurchase Agreements

Securities sold under agreements to repurchase consist of obligations of the Partnership to other parties. The obligations are secured by securities inventory and such collateral is held by the Partnership. These agreements totaled $7,390,199 at December 31, 2008, accrue interest at an annualized rate of 0.75%, and mature on January 21, 2009.

Public Finance Fees, Commissions and Investment Advisory Fees

Public finance and investment advisory fees are earned in accordance with contract terms or as trades are executed. Revenue is recognized when earned.

Commissions and related clearing expenses are recorded on a trade date basis as security transactions occur.

Depreciation

Depreciation of property and equipment is provided on a straight-line basis over the estimated useful lives of the assets, which range from three to five years.

Income Taxes

The Partnership is not directly subject to income taxes under the provisions of the Internal Revenue Code and applicable state laws. Therefore, taxable income or loss is reported to the individual partners for inclusion in their respective tax returns, and no provision for federal and state income taxes has been included in the accompanying financial statement.

Uncertain Tax Positions

In accordance with Financial Accounting Standards Board (FASB) Staff Position No. FIN 48-3, the Partnership has elected to defer the effective date of FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*, until its fiscal year ending December 31, 2009. The Partnership has continued to account for any uncertain tax positions in accordance with literature that was authoritative immediately prior to the effective date of FIN 48, such as FASB Statement No. 109, *Accounting for Income Taxes*, and FASB Statement No. 5, *Accounting for Contingencies*. The Partnership has not identified any uncertain tax positions and believes the implementation of FIN48 will have no impact on its financial statements.

Note 2: Securities Segregated Under Federal and Other Regulations

Qualified securities with a fair value of approximately $98,000 as of December 31, 2008, are segregated in a special reserve bank account for the benefit of customers pursuant to Rule 15c3-3 under the Act.

Note 3: Receivables from Brokers and Dealers

Amounts receivable from brokers and dealers at December 31, 2008, consist of securities failed-to-deliver of $3,583,502.

Note 4: Payable to Clearing Bank

The Partnership clears certain of its securities transactions through a clearing bank. The amount payable to The Bank of New York Mellon (the Clearing Bank) at December 31, 2008, was $51,504,755 and relates to these security transactions and is collateralized by securities owned by the Partnership.

Note 5: Receivables from and Payables to Customers

Accounts receivable from and payable to customers include amounts due on security transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the accompanying financial statement.

Note 6: Significant Estimates, Commitments and Credit Risk

Current Economic Conditions

The current economic environment presents broker-dealers with unprecedented circumstances and challenges which in some cases have resulted in large declines in the fair values of investments and other assets, constraints on liquidity and significant credit quality problems. The financial statements have been prepared using values and information currently available to the Partnership.

Given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values, capital that could negatively impact the Partnership's ability to meet regulatory capital requirements and maintain sufficient liquidity.

Lending Commitments

The Partnership has an open line of credit with the Clearing Bank, which is used to finance the clearance of securities and securities purchased for the Partnership's account. Borrowings under the line of credit are collateralized by securities, which are pledged to secure the line of credit. Cash advances made by the Clearing Bank in excess of cash balances maintained by the Partnership at the Clearing Bank bear interest at the federal funds rate plus 75 basis points (1.00% at December 31, 2008) and are payable on demand. As of December 31, 2008, there were approximately $13,346,000 in advances outstanding.

Credit Risk

The Partnership is subject to market and credit risk in connection with security transactions. The Partnership is therefore exposed to risk of loss on these transactions in the event of the customers' or brokers' inability to meet the terms of their contracts, in which case the Partnership may have to purchase or sell securities at prevailing market prices which may not be sufficient to liquidate the contractual obligation. The Partnership controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Partnership establishes credit limits for such activities and monitors compliance on a daily basis.

Note 7: Related Party Transactions

The Partnership pays all expenses directly related to broker-dealer activities. The general partner pays all other expenses on behalf of the Partnership including, but not limited to, compensation and benefits of certain employees, rent and certain general and administrative expenses. These expenses are allocated to the Partnership based on the percentage directly related to the operation of the broker-dealer, and the general partner was reimbursed for these costs; therefore, these costs are included in the Partnership's financial statements. An amount due to the general partner at December 31, 2008, was approximately $187,000.

Note 8: Profit Sharing Plan

The Partnership has a 401(k) profit sharing plan covering substantially all employees. The Partnership's contributions to the plan are determined annually at the discretion of the Board of Directors. For the year ended December 31, 2008, management has accrued contributions to the plan of approximately $769,000.

Note 9: Net Capital Requirements

The Partnership is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Act, which requires the maintenance of minimum net capital. Rule 15c3-1 also limits the amount of capital withdrawals that can be made within any 30-day period without notification and/or approval of the Securities and Exchange Commission.

The Partnership has elected to use the alternative method, permitted by Rule 15c3-1, which requires the Partnership to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2008, the Partnership had net capital of $10,727,594, which was 1,076% of aggregate debit balances and $10,477,594 in excess of its required net capital.

The Partnership had no customers' fully paid or excess margin securities at December 31, 2008, which were not in the Partnership's possession or control as specified under Rule 15c3-3 of the Exchange Act.

Note 10: Disclosures About Fair Value of Assets and Liabilities

Effective January 1, 2008, the Partnership adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 has been applied prospectively as of the beginning of the year.

FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value on a recurring basis and recognized in the accompanying balance sheets, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Securities Owned

Fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. At December 31, 2008, the Partnership held Level 2 securities which consisted of the following:

U.S. agencies obligations	$ 18,585,049
State and municipal obligations	1,045,589
	$ 19,630,638

For all financial instruments not previously described, their carrying amount is a reasonable estimate of fair value due to their short-term nature. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values reported herein represent values at which the respective financial instruments could be sold individually or in the aggregate.